Exhibit 3.10

CERTIFICATE OF VALIDATION OF
CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION
OF ATLIS MOTOR VEHICLES INC.

Atlis Motor Vehicles Inc., a Delaware corporation (the “Corporation”), hereby certifies that:

1.	The defective corporate acts that are the subject of this certificate of validation are (i) the reclassification of each share of the Class D Common Stock into one share of Class D Stock, (ii) the issuance of 23,475,372 shares of Class D Stock on August 24, 2021 pursuant to such reclassification, and (iii) the purported authorization of the issuance of Class D Stock.

2.	The nature of the failures of authorization in respect of the aforementioned defective corporate acts is: (1) the Corporation's Board of Directors (the “Board”) and stockholders did not approve, and the Corporation did not effect, the reclassification and authorization of the Class D Stock in the manner required by Sections 102(a)(4), 151 and 242 of the Delaware General Corporation Law (the “DGCL”), including because the Board and stockholders did not approve and the Corporation did not file with the State Office an amendment to the Certificate of Incorporation of the Corporation (the “Certificate) making provision for (a) the creation of the Class D Stock, and (b) the reclassification of the outstanding shares of Class D Common Stock into Class D Stock; (2) the Certificate did not authorize the type, and number of shares, of stock sufficient to authorize the issuance of the aforementioned shares, and, as a result, the Corporation issued shares of Class D Stock in excess of the number of such shares that it was authorized to issue under the Certificate and Section 161 of the DGCL; (3) the records of the Corporation do not confirm that the Board approved the foregoing stock issuances or determined the consideration to be received in exchange therefor in accordance with Section 152 of the DGCL; and (4) the records of the Corporation do not confirm that stock certificates were issued in respect of the issued shares as contemplated by Section 158 of the DGCL, or, to the extent such shares were issued in uncertificated form, that the Board approved of the issuance of such shares in uncertificated form or that the holders thereof were provided the notice required by Section 151(f) of the DGCL.

3.	The aforementioned defective corporate acts were ratified in accordance with Section 204 of the DGCL. The Board ratified such acts on April 13, 2022, pursuant to duly adopted resolutions. The stockholders of the Corporation approved the ratification of such acts on April 13, 2022, pursuant to resolutions duly adopted by written consent in lieu of a meeting pursuant to Section 228 of the DGCL.

4.	No certificate with respect to the aforementioned defective corporate acts was previously filed with the Office of the Secretary of State of the State of Delaware. A Certificate of Amendment to the Certificate of Incorporation of the Corporation, containing all of the information that would be required under Section 242 of the DGCL to give effect to the aforementioned defective corporate acts, is attached hereto and incorporated herein by reference. Such Certificate of Amendment shall be deemed to have become effective as of 12:01 a.m. (local time in Wilmington, Delaware) on August 24, 2021.

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In witness whereof, the undersigned has caused this Certificate of Validation to be signed by its duly authorized officer on the date set forth below.

ATLIS MOTOR VEHICLES INC.

By:	/s/ Mark Hanchett
Name:	Mark Hanchett
Title:	Chief Executive Officer

Date:	April 14, 2022

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ATTACHMENT

CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION

Atlis Motor Vehicles Inc., a Delaware corporation, hereby certifies that:

Article FOURTH of the Certificate of Incorporation of the corporation is hereby amended, to read in its entirety as set forth below:

The total number of shares of all classes of stock which the corporation shall have authority to issue is 96,248,541, having a par value of $0.0001 per share, of which 54,307,968 shares shall be Class A Common Stock, 1 share shall be Class B Common Stock, 15,000 shares shall be Class C Common Stock and 41,925,572 shares shall be Class D Stock. Upon the effectiveness of the amendment to the certificate of incorporation first inserting this sentence (which is deemed to have become effective as of 12:01 a.m. (local time in Wilmington, Delaware) on August 24, 2021), each share of Class D Common Stock, par value $0.0001 per share, of the corporation (the “Prior Class D Common Stock”) issued and outstanding immediately prior to such effectiveness shall automatically, without further action on the part of the corporation or any holder of Prior Class D Common Stock, and whether or not the certificates representing such shares of Prior Class D Common Stock are surrendered to the corporation or its transfer agent, be reclassified as and become one (1) validly issued, fully paid and non-assessable share of Class D Stock. From and after the effectiveness of the aforementioned reclassification, each stock certificate that represented the Prior Common Stock shall represent such Class D Stock.

Class A Common Stock. Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share thereof held on all matters submitted to a vote of the stockholders of the corporation.

Class B Common Stock. Each holder of shares of Class B Common Stock, as such, shall not, except as otherwise required by law, be entitled to vote on any matter submitted to a vote of the stockholders of the corporation.

Class C Common Stock. The designations, powers, preferences, privileges and relative, participating, optional, or other rights, and qualifications, limitations, or restrictions of the Class C Common Stock are as follows:

(a)     Voting. Each holder of shares of Class C Common Stock shall be entitled to one (1) vote for each share thereof held on all matters submitted to a vote of the stockholders of the corporation.

(b)     Board of Directors. At any time when any shares of Class C Common Stock are outstanding, the holders thereof, exclusively and as a separate class, shall be entitled to elect one (1) director to the Board of Directors.

(c)     Liquidation. In the event of a voluntary or involuntary liquidation, dissolution or winding up of the corporation, the holders of shares of Class C Common Stock shall be entitled to receive, ratably, on a per share basis, before any payment or distribution shall be made with respect to the Class A Common Stock or Class B Common Stock, an amount per share in cash equal to $8.24.

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(d)     Automatic Conversion. Each share of Class C Common Stock shall be converted automatically into one (1) duly authorized, validly issued, fully paid and nonassessable share of Class A Common Stock upon any sale or transfer of such share of Class C Common Stock, and such conversion shall occur automatically without the need for any further action by the holders of such shares and whether or not the certificates representing such shares (if any) are surrendered to the corporation or its transfer agent.

Class D Stock. The designations, powers, preferences, privileges and relative, participating, optional, or other rights, and qualifications, limitations, or restrictions of the Class D Stock are as follows:

(a)	Voting. Each holder of shares of Class D Stock shall be entitled to ten (10) votes for each share thereof held on all matters submitted to a vote of the stockholders of the corporation.

(b)	Dividends. Dividends shall not be declared or paid on the Class D Stock.

(c)	Liquidation. The holders of shares of Class D Stock, as such, shall not be entitled to receive any assets of the Corporation in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation.

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